UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2026 AND 2025

Address: No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of June 30, 2026 and 2025, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2026 and 2025, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2026 and 2025, and its consolidated cash flows for the six-month periods ended June 30, 2026 and 2025, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$52,813 million and NT$26,094 million, which represented 7.93% and 4.76% of the total consolidated assets as of June 30, 2026 and 2025, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$21,273 million, NT$176 million, NT$23,560 million and NT$(83) million, which represented 47.08%, 1.73%, 38.10% and (0.42)% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2026 and 2025, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$526 million, NT$(698) million, NT$755 million and NT$(627) million, which represented 0.72%, 3.83%, 0.76% and 10.46% of the consolidated total comprehensive income (loss) for the three-month and six-month periods ended June 30, 2026 and 2025, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Yu, Chien-Ju

Ernst & Young, Taiwan

July 29, 2026

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2026, December 31, 2025 and June 30, 2025
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2026	December 31, 2025	June 30, 2025
Current assets
Cash and cash equivalents	4, 6(1)	$124,706,465	$110,660,052	$111,993,768
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	549,520	568,521	564,689
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	-	4,630,441	6,398,188
Financial assets measured at amortized cost, current	4, 6(4)	22,135,867	12,506,177	4,689,449
Contract assets, current	4, 6(21)	544,600	705,398	370,822
Accounts receivable, net	4, 6(5)	37,380,871	30,772,159	31,740,103
Accounts receivable-related parties, net	4, 7	1,267,483	502,149	639,655
Other receivables	4, 7	1,706,836	2,457,085	1,557,035
Current tax assets	4	56,156	66,443	37,219
Inventories, net	4, 5, 6(6)	37,916,610	37,228,383	34,018,188
Prepayments		3,082,987	3,496,213	2,267,623
Other current assets	6(21)	912,394	1,190,237	898,149
Total current assets		230,259,789	204,783,258	195,174,888

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	27,122,601	17,585,395	16,754,254
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	23,249,916	9,144,308	10,516,340
Financial assets measured at amortized cost, noncurrent	4, 6(4)	-	-	9,094
Investments accounted for under the equity method	4, 6(7), 7	96,474,468	48,642,917	41,692,046
Property, plant and equipment	4, 6(8), 8	259,212,411	271,395,296	258,627,335
Right-of-use assets	4, 6(9), 8	7,463,358	7,476,034	7,290,883
Intangible assets	4, 6(10), 7	4,567,572	4,742,876	3,761,954
Deferred tax assets	4	9,971,653	8,522,637	5,348,605
Prepayment for equipment		2,421,310	1,162,218	2,921,450
Refundable deposits	8	1,683,944	1,643,661	1,660,450
Other noncurrent assets-others	6(21)	3,545,861	3,897,409	4,386,267
Total non-current assets		435,713,094	374,212,751	352,968,678

Total assets		$665,972,883	$578,996,009	$548,143,566

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2026, December 31, 2025 and June 30, 2025
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2026	December 31, 2025	June 30, 2025
Current liabilities
Short-term loans	6(11), 6(28)	$2,806,983	$8,408,772	$6,524,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	12,801	57,163	1,082,329
Contract liabilities, current	4, 6(21)	4,446,566	2,580,789	2,551,289
Accounts payable		9,056,030	9,169,828	8,538,152
Other payables	4, 6(20), 6(22), 7	26,528,512	24,447,427	23,014,935
Payables on equipment		7,159,251	11,680,298	8,351,107
Dividends payable	6(19)	32,704,164	-	35,787,598
Current tax liabilities	4	5,216,199	3,582,275	3,130,838
Lease liabilities, current	4, 6(9), 6(28)	640,690	624,825	609,840
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	9,159,945	19,188,041	14,778,336
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	8,574,561	7,858,719	6,024,290
Total current liabilities		106,305,702	87,598,137	110,392,714

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	1,767,326	1,787,375	456,364
Bonds payable	4, 6(13), 6(28)	34,075,713	34,071,144	24,282,645
Long-term loans	6(14), 6(28)	11,489,924	11,300,910	17,317,505
Deferred tax liabilities	4	13,498,249	11,922,365	7,564,104
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,276,626	5,376,021	5,381,790
Net defined benefit liabilities, noncurrent	4	833,593	866,219	1,038,286
Guarantee deposits	6(28)	40,045,045	39,805,928	39,138,645
Other noncurrent liabilities-others	4, 6(16), 6(18)	8,756,405	6,412,470	5,526,007
Total non-current liabilities		115,742,881	111,542,432	100,705,346

Total liabilities		222,048,583	199,140,569	211,098,060

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,769,849	125,881,563	125,565,077
Additional paid-in capital	4, 6(19), 6(20)
Premiums		5,200,426	5,200,426	4,977,376
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		46,067	23,954	28,528
Share of changes in net assets of associates and joint ventures accounted for using equity method		967,611	612,905	539,017
Restricted stock for employees		2,062,507	1,977,084	1,885,961
Other		23,478	24,001	20,551
Retained earnings	6(19)
Legal reserve		45,648,306	41,466,099	41,466,099
Unappropriated earnings		217,116,554	191,416,874	166,264,200
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		155,245	(4,726,963)	(21,233,142)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		44,078,837	12,443,737	11,339,696
Unearned employee compensation		(1,624,195)	(2,122,645)	(1,553,094)
Treasury stock	4, 6(19)	(3,095,666)	-	-
Total equity attributable to the parent company		443,920,249	379,768,265	336,871,499

Non-controlling interests	6(19)	4,051	87,175	174,007
Total equity		443,924,300	379,855,440	337,045,506

Total liabilities and equity		$665,972,883	$578,996,009	$548,143,566

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2026	2025	2026	2025
Operating revenues	4, 6(21), 7	$68,732,662	$58,757,657	$129,770,564	$116,616,614
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(46,409,872)	(41,879,559)	(89,629,284)	(84,291,871)
Gross profit		22,322,790	16,878,098	40,141,280	32,324,743
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(732,690)	(591,217)	(1,421,940)	(1,210,453)
General and administrative expenses		(2,425,623)	(1,682,371)	(4,259,758)	(3,224,802)
Research and development expenses		(4,747,201)	(4,193,679)	(9,322,501)	(8,157,382)
Expected credit impairment gains (losses)		0	(2)	45	2,404
Subtotal		(7,905,514)	(6,467,269)	(15,004,154)	(12,590,233)
Net other operating income and expenses	4, 6(16), 6(23)	532,714	408,883	1,089,275	871,103
Operating income		14,949,990	10,819,712	26,226,401	20,605,613
Non-operating income and expenses
Interest income	4	544,041	632,900	986,276	1,238,214
Other income	4	391,285	417,100	448,747	428,614
Other gains and losses	4, 6(24)	6,054,359	(521,745)	8,168,621	(1,086,467)
Finance costs	6(24)	(362,161)	(360,355)	(726,522)	(759,328)
Share of profit or loss of associates and joint ventures	4, 6(7)	23,605,970	446,242	26,421,106	238,354
Exchange gain, net	4	2,637	-	305,322	-
Exchange loss, net	4	-	(1,279,876)	-	(1,164,451)
Subtotal		30,236,131	(665,734)	35,603,550	(1,105,064)
Income from continuing operations before income tax		45,186,121	10,153,978	61,829,951	19,500,549
Income tax expense	4, 6(26)	(2,962,306)	(1,305,996)	(3,489,152)	(2,909,328)
Net income		42,223,815	8,847,982	58,340,799	16,591,221
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	13,802,024	(717,535)	15,493,369	(134,140)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		17,290,058	(19,595)	20,893,367	(577,819)
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(458,282)	58,734	(597,021)	56,281
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(175,249)	(26,236,576)	5,071,396	(21,539,923)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		9,838	(776,974)	135,199	(673,238)
Income tax related to items that may be reclassified subsequently	4, 6(26)	(1,441)	617,025	(324,322)	283,031
Total other comprehensive income (loss)		30,466,948	(27,074,921)	40,671,988	(22,585,808)
Total comprehensive income (loss)		$72,690,763	$(18,226,939)	$99,012,787	$(5,994,587)

Net income (loss) attributable to:
Shareholders of the parent		$42,259,962	$8,902,530	$58,431,436	$16,679,271
Non-controlling interests		(36,147)	(54,548)	(90,637)	(88,050)
		$42,223,815	$8,847,982	$58,340,799	$16,591,221

Comprehensive income (loss) attributable to:
Shareholders of the parent		$72,726,899	$(18,172,159)	$99,103,359	$(5,906,334)
Non-controlling interests		(36,136)	(54,780)	(90,572)	(88,253)
		$72,690,763	$(18,226,939)	$99,012,787	$(5,994,587)

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$3.39	$0.71	$4.68	$1.34
Earnings per share-diluted		$3.37	$0.71	$4.65	$1.33

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2025	6(19)	$125,607,164	$14,782,476	$36,727,862	$190,120,643	$696,785	$11,985,495	$(1,992,034)	$-	$377,928,391	$256,613	$378,185,004
Appropriation and distribution of 2024 retained earnings	6(19)
Legal reserve		-	-	4,738,237	(4,738,237)	-	-	-	-	-	-	-
Cash dividends		-	-	-	(35,787,598)	-	-	-	-	(35,787,598)	-	(35,787,598)
Net income (loss) in the first half of 2025	6(19)	-	-	-	16,679,271	-	-	-	-	16,679,271	(88,050)	16,591,221
Other comprehensive income (loss) in the first half of 2025	6(19), 6(25)	-	-	-	-	(21,929,927)	(655,678)	-	-	(22,585,605)	(203)	(22,585,808)
Total comprehensive income (loss)		-	-	-	16,679,271	(21,929,927)	(655,678)	-	-	(5,906,334)	(88,253)	(5,994,587)
Share-based payment transaction	4, 6(19), 6(20)	(42,087)	25,014	-	-	-	-	438,940	-	421,867	998	422,865
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	210,338	-	(9,879)	-	9,879	-	-	210,338	-	210,338
Changes in subsidiaries’ ownership	4, 6(19)	-	5,142	-	-	-	-	-	-	5,142	(1,262)	3,880
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	5,911	5,911
Others		-	(307)	-	-	-	-	-	-	(307)	-	(307)
Balance as of June 30, 2025	6(19)	$125,565,077	$15,022,663	$41,466,099	$166,264,200	$(21,233,142)	$11,339,696	$(1,553,094)	$-	$336,871,499	$174,007	$337,045,506

Balance as of January 1, 2026	6(19)	$125,881,563	$15,409,600	$41,466,099	$191,416,874	$(4,726,963)	$12,443,737	$(2,122,645)	$-	$379,768,265	$87,175	$379,855,440
Appropriation and distribution of 2025 retained earnings	6(19)
Legal reserve		-	-	4,182,207	(4,182,207)	-	-	-	-	-	-	-
Cash dividends		-	-	-	(32,704,164)	-	-	-	-	(32,704,164)	-	(32,704,164)
Net income (loss) in the first half of 2026	6(19)	-	-	-	58,431,436	-	-	-	-	58,431,436	(90,637)	58,340,799
Other comprehensive income (loss) in the first half of 2026	6(19), 6(25)	-	-	-	-	4,882,208	35,789,715	-	-	40,671,923	65	40,671,988
Total comprehensive income (loss)		-	-	-	58,431,436	4,882,208	35,789,715	-	-	99,103,359	(90,572)	99,012,787
Share-based payment transaction	4, 6(19), 6(20)	(111,714)	85,149	-	-	-	-	498,450	-	471,885	682	472,567
Treasury stock acquired	6(19)	-	-	-	-	-	-	-	(3,095,666)	(3,095,666)	-	(3,095,666)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	354,706	-	12,611	-	(12,611)	-	-	354,706	-	354,706
Changes in subsidiaries’ ownership	4, 6(19)	-	22,387	-	-	-	-	-	-	22,387	(19,952)	2,435
Disposal of equity instruments investments measured at fair value through other comprehensive income	4, 6(3)	-	-	-	4,142,004	-	(4,142,004)	-	-	-	-	-
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	26,718	26,718
Others		-	(523)	-	-	-	-	-	-	(523)	-	(523)
Balance as of June 30, 2026	6(19)	$125,769,849	$15,871,319	$45,648,306	$217,116,554	$155,245	$44,078,837	$(1,624,195)	$(3,095,666)	$443,920,249	$4,051	$443,924,300

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2026	2025
Cash flows from operating activities:
Net income before tax	$61,829,951	$19,500,549
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	30,813,547	27,227,474
Amortization	1,411,485	1,406,668
Expected credit impairment gains	(45)	(2,404)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(8,193,073)	1,084,467
Interest expense	680,561	710,328
Interest income	(986,276)	(1,238,214)
Dividend income	(423,688)	(404,428)
Share-based payment	475,002	427,219
Share of profit of associates and joint ventures	(26,421,106)	(238,354)
Gain on disposal of property, plant and equipment	(36,708)	(24,331)
Loss (gain) on disposal of investments accounted for under the equity method	(3,496)	1,994
Exchange loss (gain) on financial assets and liabilities	259,438	(2,134,633)
Gain on lease modification	(1,445)	-
Amortization of deferred government grants	(968,256)	(726,309)
Others	13,174	-
Income and expense adjustments	(3,380,886)	26,089,477
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	64,980	(45,188)
Contract assets	165,368	247,876
Accounts receivable	(7,151,154)	(77,444)
Other receivables	412,193	363,191
Inventories	(414,447)	542,670
Prepayments	786,288	249,102
Other current assets	(31,275)	(5,852)
Contract fulfillment costs	323,774	(333,444)
Contract liabilities	1,789,829	586,325
Accounts payable	(177,478)	1,231,016
Other payables	2,035,666	(328,113)
Other current liabilities	445,441	(54,124)
Net defined benefit liabilities	(32,626)	(393,963)
Other noncurrent liabilities-others	7,504	5,941
Cash generated from operations	56,673,128	47,578,019
Interest received	981,413	1,233,563
Dividend received	1,050,194	290,309
Interest paid	(389,234)	(458,858)
Income tax paid	(2,636,804)	(2,719,297)
Net cash provided by operating activities	55,678,697	45,923,736

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2026	2025
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(743,486)	$(371,476)
Proceeds from disposal of financial assets at fair value through profit or loss	202,930	111,897
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	-	160,659
Acquisition of financial assets measured at amortized cost	(20,949,294)	(4,435,136)
Proceeds from redemption of financial assets measured at amortized cost	11,910,619	3,289,725
Acquisition of investments accounted for under the equity method	(653,299)	-
Increase in prepayment for investments	(6,060)	-
Proceeds from capital reduction of investments accounted for under the equity method	374,842	574,997
Acquisition of property, plant and equipment	(21,348,637)	(21,695,646)
Proceeds from disposal of property, plant and equipment	74,045	50,032
Increase in refundable deposits	(66,060)	(11,909)
Decrease in refundable deposits	28,242	51,482
Acquisition of intangible assets	(1,339,043)	(1,373,894)
Government grants related to assets acquisition	3,781,133	3,722,471
Increase in other noncurrent assets-others	(40,742)	(16,700)
Decrease in other noncurrent assets-others	-	37
Net cash used in investing activities	(28,774,810)	(19,943,461)
Cash flows from financing activities:
Increase in short-term loans	3,942,309	6,454,000
Decrease in short-term loans	(9,544,469)	(8,445,000)
Proceeds from bonds issued	-	5,200,000
Bonds issuance costs	(5,410)	-
Redemption of bonds	(5,500,000)	-
Proceeds from long-term loans	5,129,660	2,800,000
Repayments of long-term loans	(4,461,069)	(17,593,750)
Increase in guarantee deposits	93,659	2,292
Decrease in guarantee deposits	(603,807)	(640,278)
Cash payments for the principal portion of the lease liability	(420,478)	(410,117)
Treasury stock acquired	(3,095,666)	-
Change in non-controlling interests	26,718	5,911
Others	(699)	(373)
Net cash used in financing activities	(14,439,252)	(12,627,315)
Effect of exchange rate changes on cash and cash equivalents	1,581,778	(6,359,418)
Net increase in cash and cash equivalents	14,046,413	6,993,542
Cash and cash equivalents at beginning of period	110,660,052	105,000,226
Cash and cash equivalents at end of period	$124,706,465	$111,993,768

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2026 and 2025

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.
HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.
DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 29, 2026.

3.
NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)
The Company applied International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2026. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)
Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21 and IAS 29)	January 1, 2027
Amendments to the Fair Value Option for Investments in Associates and Joint Ventures (Amendments to IAS 28)	January 1, 2027

Note : The FSC issued a press release on September 25, 2025, announcing for public companies to adopt IFRS 18 starting from the fiscal year 2028. In addition, entities in Taiwan with a need for early adoption may elect to early adopt IFRS 18.

IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.
Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.
Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.
Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)
Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 20 “Regulatory Assets and Regulatory Liabilities”	January 1, 2029

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)
Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)
Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)
General Description of Reporting Entity

a.
Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2025.

b.
The consolidated entities are as follows:

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2026	December 31, 2025	June 30, 2025
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.57	79.12	79.48
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	95.37	92.64	92.64
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2026	December 31, 2025	June 30, 2025
TERA ENERGY	MU-ONE ENERGY CO., LTD.	Sales of pollution control equipment	100.00	-	-
TERA ENERGY	MU-WELL ENERGY CO., LTD.	Energy technical services	100.00	-	-
TERA ENERGY	MU-SUN ENERGY CO., LTD.	Energy technical services	100.00	-	-
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

(4)
Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2025.

5.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2026 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2025.

6.
CONTENTS OF SIGNIFICANT ACCOUNTS

(1)
Cash and Cash Equivalents

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Cash on hand and petty cash	$6,713	$6,655	$6,515
Checking and savings accounts	42,155,117	25,019,390	45,221,688
Time deposits	77,321,072	77,994,948	62,488,923
Repurchase agreements collateralized by government bonds and corporate notes	5,223,563	7,639,059	4,276,642
Total	$124,706,465	$110,660,052	$111,993,768

(2)
Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$16,159,685	$8,823,146	$8,586,127
Preferred stocks	5,264,304	3,861,674	3,346,616
Funds	5,595,759	4,956,553	4,840,057
Convertible bonds	530,288	438,024	485,621
Forward exchange contracts	720	1,859	2,062
Others	121,365	72,660	58,460
Total	$27,672,121	$18,153,916	$17,318,943

Current	$549,520	$568,521	$564,689
Non-current	27,122,601	17,585,395	16,754,254
Total	$27,672,121	$18,153,916	$17,318,943

(3)
Financial Assets at Fair Value through Other Comprehensive Income

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Equity instruments
Common stocks	$23,042,653	$13,571,941	$16,728,045
Preferred stocks	207,263	202,808	186,483
Total	$23,249,916	$13,774,749	$16,914,528

Current	$-	$4,630,441	$6,398,188
Non-current	23,249,916	9,144,308	10,516,340
Total	$23,249,916	$13,774,749	$16,914,528

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.
Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended June 30,
	2026	2025
Held at end of period
Common stocks	$148,859	$199,376
Preferred stocks	-	-
Derecognized during the period
Common stocks	-	-
Preferred stocks	-	-
Total	$148,859	$199,376

	For the six-month periods ended June 30,
	2026	2025
Held at end of period
Common stocks	$148,859	$199,376
Preferred stocks	-	-
Derecognized during the period
Common stocks	-	-
Preferred stocks	-	-
Total	$148,859	$199,376

c.
UMC issued unsecured exchangeable bonds. During the second quarter of 2026, the bondholders exchanged the bonds into NOVATEK common shares, which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds. Details of the related disposal were listed below:

	For the six-month periods ended June 30,
	2026	2025
Fair value on the date of disposal
Common stocks	$6,018,202	$-
Preferred stocks	-	-
Total	$6,018,202	$-

	For the six-month periods ended June 30,
	2026	2025
Cumulative gains (losses) reclassified to retained earnings due to derecognition
Common stocks	$4,142,004	$-
Preferred stocks	-	-
Total	$4,142,004	$-

d.
Fair value gain or loss presented in other comprehensive income from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended June 30,
	2026	2025
Held at end of period
Common stocks	$11,958,635	$(699,403)
Preferred stocks	1,060	(18,132)
Derecognized during the period
Common stocks	1,842,329	-
Preferred stocks	-	-
Total	$13,802,024	$(717,535)

	For the six-month periods ended June 30,
	2026	2025
Held at end of period
Common stocks	$13,646,585	$(115,743)
Preferred stocks	4,455	(18,397)
Derecognized during the period
Common stocks	1,842,329	-
Preferred stocks	-	-
Total	$15,493,369	$(134,140)

(4)
Financial Assets Measured at Amortized Cost

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Time deposits with original maturities over three months	$22,135,867	$12,506,177	$4,698,543

Current	$22,135,867	$12,506,177	$4,689,449
Non-current	-	-	9,094
Total	$22,135,867	$12,506,177	$4,698,543

(5)
Accounts Receivable, Net

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Accounts receivable	$37,389,290	$30,780,504	$31,747,890
Less: loss allowance	(8,419)	(8,345)	(7,787)
Net	$37,380,871	$30,772,159	$31,740,103

Aging analysis of accounts receivable:

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Neither past due	$33,780,826	$28,105,444	$28,489,383
Past due:
≤ 30 days	3,349,458	2,565,097	3,166,867
31 to 60 days	176,803	78,880	57,244
61 to 90 days	20,964	3,586	15,106
91 to 120 days	30,023	6,860	1,265
≥ 121 days	31,216	20,637	18,025
Subtotal	3,608,464	2,675,060	3,258,507
Total	$37,389,290	$30,780,504	$31,747,890

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2026	2025
Beginning balance	$8,345	$10,996
Net recognition (reversal) for the period	74	(3,209)
Ending balance	$8,419	$7,787

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the six-month periods ended June 30, 2026 and 2025, the expected credit loss rates were not greater than 0.001%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)
Inventories, Net

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Raw materials	$9,884,026	$10,078,373	$10,336,596
Supplies and spare parts	6,479,366	5,996,339	5,679,365
Work in process	20,549,394	18,555,155	16,617,573
Finished goods	1,003,824	2,598,516	1,384,654
Total	$37,916,610	$37,228,383	$34,018,188

a.
For the three-month periods ended June 30, 2026 and 2025, the Company recognized NT$44,522 million and NT$39,953 million, respectively, in operating cost, of which NT$151 million was related to reversal of write-down of inventories and NT$886 million was related to write-down of inventories. For the six-month periods ended June 30, 2026 and 2025, the Company recognized NT$85,248 million and NT$80,313 million, respectively, in operating cost, of which NT$324 million was related to reversal of write-down of inventories and NT$1,494 million was related to write-down of inventories.

b.
None of the aforementioned inventories were pledged.

(7)
Investments Accounted for Under the Equity Method

a.
Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2026		December 31, 2025		June 30, 2025
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$9,169,636	18.08	$3,562,947	17.99	$3,333,120	17.99
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	3,048,043	13.80	2,496,550	13.80	2,380,822	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	17,813,795	12.85	14,428,352	13.01	13,374,195	13.01
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	686,546	42.00	524,403	42.00	467,241	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	769,186	40.00	759,446	40.00	931,291	40.00
HSUN CHIEH CAPITAL CORP.	308,837	40.00	233,438	40.00	233,561	40.00
PURIUMFIL INC. (Note F)	-	-	-	-	10,541	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note G)	34,229,937	36.49	12,792,773	36.49	11,321,001	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	30,303,137	26.78	13,722,026	26.78	9,527,994	26.78
UNITED LED CORPORATION HONG KONG LIMITED	128,687	25.14	122,982	25.14	112,280	25.14
VSENSE CO., LTD. (VSENSE) (Note D and H)	-	-	-	-	-	23.98
AMOESO CO., LTD.	16,664	19.61	-	-	-	-
Total	$96,474,468		$48,642,917		$41,692,046

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note C:
Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. The Company participated in the capital increase of UNIMICRON in January 2026. Please refer to Note 7 for the relevant information.

Note D:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E:
TRIKNIGHT executed a capital reduction and refunded NT$79 million and NT$232 million based on UMC’s stockholding percentage in March 2026 and June 2025, respectively.

Note F:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.

Note G:
HSUN CHIEH executed a capital reduction and refunded NT$296 million and NT$343 million based on UMC’s stockholding percentage in April 2026 and March 2025, respectively.

Note H:
VSENSE has ceased operations. Beginning from September 2025, the Company’s subsidiary no longer participates in the financial and operating policy decisions of the investee, therefore losing significant influence over it. Accordingly, the investment was discontinued from being accounted for under the equity method and was reclassified as a financial asset at fair value through profit or loss.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$30,031 million, NT$20,488 million and NT$19,088 million as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively. The fair value of these investments were NT$232,714 million, NT$54,202 million and NT$33,827 million as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$21,273 million, NT$176 million, NT$23,560 million and NT$(83) million for the three-month and six-month periods ended June 30, 2026 and 2025, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$526 million, NT$(698) million, NT$755 million and NT$(627) million for the three-month and six-month periods ended June 30, 2026 and 2025, respectively. The balances of investments accounted for under the equity method were NT$52,813 million, NT$27,981 million and NT$26,094 million as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.
Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2026 and 2025 were NT$(2) million, NT$(91) million, NT$11 million and NT$(82) million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended June 30,
	2026	2025
Income (loss) from continuing operations	$23,605,970	$446,242
Other comprehensive income (loss)	17,302,381	(705,375)
Total comprehensive income (loss)	$40,908,351	$(259,133)

	For the six-month periods ended June 30,
	2026	2025
Income (loss) from continuing operations	$26,421,106	$238,354
Other comprehensive income (loss)	21,020,763	(1,168,841)
Total comprehensive income (loss)	$47,441,869	$(930,487)

c.
Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
HSUN CHIEH	441,371	441,371	441,371
SIS	266,580	266,580	266,580
YANN YUAN	196,563	192,963	192,963
UNIMICRON	19	27	47
Total	904,533	900,941	900,961

(8)
Property, Plant and Equipment

a.
For the six-month period ended June 30, 2026

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2026	$1,385,971	$67,407,336	$1,179,267,510	$81,156	$10,952,535	$68,090	$26,966,564	$1,286,129,162
Additions	-	4,499	-	-	-	-	13,972,031	13,976,530
Disposals	-	(29,997)	(1,231,004)	-	(48,872)	-	(5,353)	(1,315,226)
Transfers and reclassifications	-	683,857	16,827,539	4,353	143,157	-	(16,086,706)	1,572,200
Exchange effect	(11,092)	747,822	9,003,215	713	56,407	452	302,839	10,100,356
As of June 30, 2026	$1,374,879	$68,813,517	$1,203,867,260	$86,222	$11,103,227	$68,542	$25,149,375	$1,310,463,022

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2026	$-	$27,811,816	$980,328,057	$64,895	$8,164,849	$67,136	$-	$1,016,436,753
Depreciation	-	1,216,041	28,829,333	2,447	377,644	764	-	30,426,229
Disposals	-	(29,674)	(1,218,528)	-	(24,167)	-	-	(1,272,369)
Transfers and reclassifications	-	-	499	-	(1,107)	-	-	(608)
Exchange effect	-	190,685	7,115,258	626	47,682	447	-	7,354,698
As of June 30, 2026	$-	$29,188,868	$1,015,054,619	$67,968	$8,564,901	$68,347	$-	$1,052,944,703
Net carrying amount:
As of June 30, 2026	$1,374,879	$39,624,649	$188,812,641	$18,254	$2,538,326	$195	$25,149,375	$257,518,319

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2026	$532,934	$2,473,046	$6,345	$1,435,789	$4,448,114
Disposals	-	(14,241)	-	-	(11,216)
Transfers and reclassifications	-	-	-	22,566	22,566
Exchange effect	(1,692)	8,571	-	8,890	15,769
As of June 30, 2026	$531,242	$2,467,376	$6,345	$1,467,245	$4,472,208

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2026	$-	$1,379,648	$6,345	$1,359,234	$2,745,227
Depreciation	-	20,004	-	10,997	31,001
Disposals	-	(11,216)	-	-	(14,241)
Transfers and reclassifications	-	-	-	608	608
Exchange effect	-	4,191	-	8,305	12,496
As of June 30, 2026	$-	$2,467,376	$6,345	$1,379,144	$2,778,116
Net carrying amount:
As of June 30, 2026	$531,242	$1,074,749	$-	$88,101	$1,694,092

b.
For the six-month period ended June 30, 2025

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	-	12,059	-	-	-	-	17,879,448	17,891,507
Disposals	-	(3,100)	(1,586,793)	(360)	(4,165)	-	-	(1,594,418)
Transfers and reclassifications	-	287,975	37,291,984	1,701	305,931	2,111	(34,584,812)	3,304,890
Exchange effect	(16,902)	(3,963,965)	(35,145,613)	(2,696)	(162,555)	(5,462)	(3,217,599)	(42,514,792)
As of June 30, 2025	$1,393,894	$61,920,981	$1,127,106,305	$76,665	$9,672,443	$65,056	$24,844,639	$1,225,079,983

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Depreciation	-	1,121,015	25,435,553	2,026	285,251	1,057	-	26,844,902
Disposals	-	(3,100)	(1,582,028)	(360)	(4,165)	-	-	(1,589,653)
Exchange effect	-	(619,666)	(27,007,507)	(2,041)	(133,958)	(5,318)	-	(27,768,490)
As of June 30, 2025	$-	$26,173,249	$934,155,809	$61,358	$7,681,514	$63,203	$-	$968,135,133
Net carrying amount:
As of June 30, 2025	$1,393,894	$35,747,732	$192,950,496	$15,307	$1,990,929	$1,853	$24,844,639	$256,944,850

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	-	-	-	(512)	(512)
Transfers and reclassifications	-	8,680	-	2,900	11,580
Exchange effect	(2,579)	(34,633)	-	(20,460)	(57,672)
As of June 30, 2025	$534,142	$2,435,059	$6,345	$1,391,392	$4,366,938

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	-	19,655	-	7,321	26,976
Disposals	-	-	-	(512)	(512)
Exchange effect	-	(21,124)	-	(19,814)	(40,938)
As of June 30, 2025	$-	$1,345,737	$6,345	$1,332,371	$2,684,453
Net carrying amount:
As of June 30, 2025	$534,142	$1,089,322	$-	$59,021	$1,682,485

c.
Details of interest expense capitalized were as follows:

	For the six-month periods ended June 30,
	2026	2025
Interest expense capitalized	$-	$6,777
Interest rates applied	-	1.64% - 1.81%

d.
Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)
Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.
The Company as a lessee

(a)
Right-of-use Assets

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Land (including land use right)	$5,495,766	$5,416,282	$5,322,011
Buildings	76,188	73,432	115,703
Machinery and equipment	1,860,728	1,952,668	1,827,399
Transportation equipment	11,860	13,918	7,549
Other equipment	18,816	19,734	18,221
Net	$7,463,358	$7,476,034	$7,290,883

	For the three-month periods ended June 30,
	2026	2025
Depreciation
Land (including land use right)	$94,562	$93,312
Buildings	16,652	19,682
Machinery and equipment	63,193	59,154
Transportation equipment	1,819	2,363
Other equipment	1,103	868
Total	$177,329	$175,379

	For the six-month periods ended June 30,
	2026	2025
Depreciation
Land (including land use right)	$191,124	$188,082
Buildings	33,348	40,429
Machinery and equipment	125,740	120,380
Transportation equipment	3,955	4,957
Other equipment	2,150	1,748
Total	$356,317	$355,596

i.
For the six-month periods ended June 30, 2026 and 2025, the Company’s addition to right-of-use assets amounted to NT$204 million and NT$161 million, respectively.

ii.
Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)
Lease Liabilities

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Current	$640,690	$624,825	$609,840
Non-current	5,276,626	5,376,021	5,381,790
Total	$5,917,316	$6,000,846	$5,991,630

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.
The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)
Intangible Assets

For the six-month period ended June 30, 2026

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2026	$34,577	$5,631,275	$1,845,480	$3,324,623	$10,835,955
Additions	-	729,063	113,082	322,778	1,164,923
Write-off	-	(747,007)	-	(121,706)	(868,713)
Exchange effect	-	(21,465)	467,181	(2,656)	443,060
As of June 30, 2026	$34,577	$5,591,866	$2,425,743	$3,523,039	$11,575,225

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2026	$7,398	$2,717,650	$1,185,778	$2,182,253	$6,093,079
Amortization	-	875,333	110,075	384,929	1,370,337
Write-off	-	(747,007)	-	(121,706)	(868,713)
Exchange effect	-	(12,894)	428,616	(2,772)	412,950
As of June 30, 2026	$7,398	$2,833,082	$1,724,469	$2,442,704	$7,007,653
Net carrying amount:
As of June 30, 2026	$27,179	$2,758,784	$701,274	$1,080,335	$4,567,572

For the six-month period ended June 30, 2025

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	-	731,719	7,909	432,743	1,172,371
Write-off	-	(1,508,361)	-	(398,408)	(1,906,769)
Reclassifications	-	(4,283)	-	-	(4,283)
Exchange effect	-	(70,171)	(957,289)	(4,525)	(1,031,985)
As of June 30, 2025	$15,012	$4,625,403	$1,093,099	$2,981,082	$8,714,596

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	-	844,772	125,201	397,294	1,367,267
Write-off	-	(1,508,361)	-	(398,408)	(1,906,769)
Exchange effect	-	(34,892)	(799,614)	(4,297)	(838,803)
As of June 30, 2025	$7,398	$2,532,634	$488,384	$1,924,226	$4,952,642
Net carrying amount:
As of June 30, 2025	$7,614	$2,092,769	$604,715	$1,056,856	$3,761,954

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended June 30,
	2026	2025
Operating costs	$292,632	$309,913
Operating expenses	$386,095	$375,701

	For the six-month periods ended June 30,
	2026	2025
Operating costs	$587,063	$610,478
Operating expenses	$783,274	$756,789

(11)
Short-Term Loans

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Unsecured bank loans	$2,806,983	$8,408,772	$6,524,000

As of
	June 30, 2026	December 31, 2025	June 30, 2025
Interest rates applied	1.79% - 4.88%	1.78% - 4.75%	1.79% - 3.01%

(12)
Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Embedded derivatives in exchangeable bonds	$-	$54,651	$1,082,329
Forward exchange contracts	12,801	2,512	-
Total	$12,801	$57,163	$1,082,329

(13)
Bonds Payable

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Unsecured domestic bonds payable	$39,100,000	$44,600,000	$29,800,000
Unsecured exchangeable bonds payable	565,191	5,757,373	5,757,373
Less: Discounts on bonds payable	(24,871)	(129,068)	(213,892)
Total	39,640,320	50,228,305	35,343,481
Less: Current or exchangeable portion due within one year	(5,564,607)	(16,157,161)	(11,060,836)
Net	$34,075,713	$34,071,144	$24,282,645

a.
UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest was paid annually and the principal was fully repaid in April 2026.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs seven years after the issuance date.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs ten years after the issuance date.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year (Green bond)	In late June 2025	NT$2,000 million	1.94%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year	In late June 2025	NT$3,200 million	1.99%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Three-year	In late August 2025	NT$5,000 million	1.80%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Three-year	In late October 2025	NT$5,000 million	1.70%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Three-year	In early December 2025	NT$2,300 million	1.55%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Five-year	In early December 2025	NT$2,500 million	1.60%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.

b.
On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: USD 400 million

ii.
Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.
Redemption:
(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.
(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)
In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)
All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)
In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.
Terms of Exchange:
(i)
Underlying Securities: Common Shares of NOVATEK
(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.
Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)
UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)
The bondholders shall have exercised the exchange right before maturity, or
(iii)
The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of June 30, 2026, December 31, 2025 and June 30, 2025, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million as of each date, with derecognition of the related derivative financial liabilities.

During the second quarter of 2026, the bondholders exercised their exchange rights to exchange the exchangeable bonds with an aggregate principal amount of USD 192 million for 11 million common shares of NOVATEK at an exchange price of NT$479.8 per common share. UMC derecognized the related derivative financial liabilities accordingly.

(14)
Long-Term Loans

a.
Details of long-term loans as of June 30, 2026, December 31, 2025 and June 30, 2025 were as follows:

	As of
Lenders	June 30, 2026	December 31, 2025	June 30, 2025	Redemption
NTD secured bank loans	$475,036	$382,290	$437,384	Repayable from October 19, 2015 to October 15, 2031.
RMB secured bank loans	-	-	4,007,278	Repayable from March 19, 2021 to March 18, 2031.
NTD unsecured bank loans	8,066,046	8,291,500	5,585,933	Repayable from March 24, 2023 to March 15, 2031.
USD unsecured bank loans	-	-	804,410	Repayable from June 24, 2023 to June 24, 2026.
RMB unsecured bank loans	1,744,180	2,258,000	-	Repayable from May 20, 2026 to May 20, 2027.
NTD unsecured revolving bank loans	4,800,000	3,400,000	10,200,000	Repayable from March 2, 2023 to March 25, 2031.
Subtotal	15,085,262	14,331,790	21,035,005
Less: Current portion	(3,595,338)	(3,030,880)	(3,717,500)
Total	$11,489,924	$11,300,910	$17,317,505

As of
	June 30, 2026	December 31, 2025	June 30, 2025
Interest rates applied	1.53% - 2.98%	1.53% - 2.98%	1.53% - 5.48%

b.
Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)
Post-Employment Benefits

a.
Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$583 million, NT$499 million, NT$1,138 million and NT$1,006 million were contributed by the Company for the three-month and six-month periods ended June 30, 2026 and 2025, respectively.

b.
Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and six-month periods ended June 30, 2026 and 2025, total pension expenses of NT$4 million, NT$7 million, NT$8 million and NT$14 million, respectively, were recognized by the Company.

(16)
Deferred Government Grants

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Beginning balance	$7,266,505	$3,961,028	$3,961,028
Arising during the period	3,781,133	5,097,841	3,722,471
Recorded in profit or loss:
Other operating income	(968,256)	(1,520,370)	(726,309)
Exchange effect	124,332	(271,994)	(670,255)
Ending balance	$10,203,714	$7,266,505	$6,286,935

Current (classified under other current liabilities)	$2,408,177	$1,781,746	$1,441,160
Non-current (classified under other noncurrent liabilities-others)	7,795,537	5,484,759	4,845,775
Total	$10,203,714	$7,266,505	$6,286,935

The significant government grants related to buildings and equipment acquisitions received by the Company are amortized as income over the useful lives of related buildings and equipment and recorded in the net other operating income and expenses.

(17)
Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Refund liabilities	$4,922,969	$4,309,253	$3,681,496

(18)
Provisions

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	$926,028	$898,273	$641,427
Onerous Contracts (classified under other current liabilities)	105,949	160,114	191,431
Carbon fees (classified under other current liabilities)	41,971	69,202	42,159
Total	$1,073,948	$1,127,589	$875,017

	Decommissioning Liabilities	Onerous Contracts	Carbon fees
Balance as of January 1, 2026	$898,273	$160,114	$69,202
Arising during the period	4,499	43,280	35,290
Used during the period	-	-	(49,378)
Unused provision reversed	-	(98,504)	(13,304)
Discount rate adjustment and unwinding of discount from the passage of time	10,586	-	-
Exchange effect	12,670	1,059	161
Balance as of June 30, 2026	$926,028	$105,949	$41,971

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

The Company recognized provisions for carbon fees in accordance with the applicable carbon fee regulations.

(19)
Equity

a.
Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of June 30, 2026, December 31, 2025 and June 30, 2025, of which 12,577 million shares, 12,588 million shares, and 12,557 million shares were issued as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively, each at a par value of NT$10.

ii.
UMC had 147 million, 117 million and 87 million ADSs, which were traded on the NYSE as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively. The total number of common shares of UMC represented by all issued ADSs were 735 million shares, 586 million and 435 million shares as of June 30, 2026, December 31, 2025 and June 30, 2025, respectively. One ADS represents five common shares.

iii.
On December 5, 2025, UMC issued restricted stocks for its employees in a total of 33 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
In April 2026, February 2026, October 2025, July 2025, April 2025 and February 2025, UMC has recalled and cancelled 2 million shares, 10 million shares, 1 million shares, 0.18 million shares, 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.
Treasury stock:

i.
UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase and changes in treasury stock during the six-month periods ended June 30, 2026 is as follows:

For the Six-month period ended June 30, 2026

(In thousands of shares)

Purpose	As of January 1, 2026	Increase	Decrease	As of June 30, 2026
For transfer to employees	-	30,551	-	30,551

ii.
According to the Securities and Exchange Act of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of June 30, 2026 did not exceed the limit.

iii.
In compliance with Securities and Exchange Act of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.

iv.
Pursuant to the Securities and Exchange Act of the R.O.C., shares of treasury stock repurchased for transfer to employees shall be transferred within five years from the date of repurchase. Any shares not transferred within the prescribed period shall be deemed unissued, and amendment registration for cancellation of such shares shall be carried out.

c.
Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.
Payment of taxes.
ii.
Making up loss for preceding years.
iii.
Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.
Appropriating or reversing special reserve by government officials or other regulations.
v.
The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for offsetting accumulated deficits or earnings distribution.

The appropriation of earnings for 2025 and 2024 were approved by the shareholders’ meeting held on May 27, 2026 and May 28, 2025, respectively. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2025	2024	2025	2024
Legal reserve	$4,182,207	$4,738,237
Cash dividends	32,704,164	35,787,598	$2.60	$2.85

The aforementioned 2025 and 2024 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 25, 2026 and February 26, 2025, respectively.

The cash dividend per share for 2025 and 2024 were adjusted to NT$2.60808262 and NT$2.85016443 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2026 and April 2025, respectively.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.
Non-controlling interests:

	For the six-month periods ended June 30,
	2026	2025
Balance as of January 1	$87,175	$256,613
Attributable to non-controlling interests:
Net income (loss)	(90,637)	(88,050)
Other comprehensive income (loss)	65	(203)
Share-based payment transactions	682	998
Changes in subsidiaries’ ownership	(19,952)	(1,262)
Others	26,718	5,911
Ending balance	$4,051	$174,007

(20)
Share-Based Payment

a.
Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan		2022 Plan		2020 Plan
	1st tranche	2nd tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting		May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000		50,000		233,200
Eligible employees	Qualified employees of the Company		Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	32,878	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2025	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$41.70	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
	1st tranche	2nd tranche
Share price of measurement date (NT$/ per share)	$44.60	$47.20
Expected volatility	23.76% - 34.32%	25.11% - 28.65%
Expected life	2 - 4 years	2 - 4 years
Risk-free interest rate	1.40% - 1.46%	1.14% - 1.23%

For the aforementioned plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The restricted stock plan, which was implemented in 2020, expired in June 2025. For the three-month and six-month periods ended June 30, 2026 and 2025, the compensation costs of NT$239 million, NT$215 million, NT$472 million and NT$422 million, respectively, were recognized in expenses by the Company.

b.
Stock appreciation right plan for employees

In June 2021, the Company’s subsidiaries executed a compensation plan to grant 1 million units of cash-settled stock appreciation right to qualified employees of the Company’s subsidiaries without consideration. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company’s subsidiaries are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company’s subsidiaries will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in June 2021, expired in June 2025.

For the three-month and six-month periods ended June 30, 2025, the compensation costs of NT$1 million and NT$1 million, respectively, were recognized in expenses by the Company’s subsidiaries. The liabilities for stock appreciation right recognized which was classified under other payables amounted to NT$3 million as of June 30, 2025. The intrinsic value for the liabilities of vested rights was NT$3 million.

(21)
Operating Revenues

a.
Disaggregation of revenue

i.
By product

	For the three-month periods ended June 30,
	2026	2025
Wafer	$66,439,968	$56,493,955
Others	2,292,694	2,263,702
Total	$68,732,662	$58,757,657

	For the six-month periods ended June 30,
	2026	2025
Wafer	$124,657,678	$112,088,420
Others	5,112,886	4,528,194
Total	$129,770,564	$116,616,614

ii.
By geography

	For the three-month periods ended June 30,
	2026	2025
Taiwan	$25,470,088	$24,338,465
China (includes Hong Kong)	12,344,933	8,754,522
Japan	2,491,656	2,888,059
Korea	7,452,218	6,569,810
USA	15,267,587	11,739,348
Europe	5,648,849	4,465,787
Others	57,331	1,666
Total	$68,732,662	$58,757,657

	For the six-month periods ended June 30,
	2026	2025
Taiwan	$49,577,798	$48,675,409
China (includes Hong Kong)	23,178,883	17,274,489
Japan	5,342,969	5,517,859
Korea	12,284,340	11,911,857
USA	28,251,912	24,594,330
Europe	11,061,530	8,638,329
Others	73,132	4,341
Total	$129,770,564	$116,616,614

The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered.

iii.
By the timing of revenue recognition

	For the three-month periods ended June 30,
	2026	2025
At a point in time	$67,723,572	$58,186,417
Over time	1,009,090	571,240
Total	$68,732,662	$58,757,657

	For the six-month periods ended June 30,
	2026	2025
At a point in time	$127,713,204	$115,544,719
Over time	2,057,360	1,071,895
Total	$129,770,564	$116,616,614

b.
Contract balances

i.
Contract assets, current

	As of
	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
Sales of goods and services	$953,434	$1,107,419	$744,799	$1,043,680
Less: Loss allowance	(408,834)	(402,021)	(373,977)	(417,967)
Net	$544,600	$705,398	$370,822	$625,713

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii.
Contract liabilities

	As of
	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
Sales of goods and services	$6,213,892	$4,368,164	$3,007,653	$2,660,181

Current	$4,446,566	$2,580,789	$2,551,289	$2,200,561
Non-current	1,767,326	1,787,375	456,364	459,620
Total	$6,213,892	$4,368,164	$3,007,653	$2,660,181

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,873 million and NT$1,577 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the six-month periods ended June 30, 2026 and 2025.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$327 million and NT$381 million as of June 30, 2026 and 2025, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.
Asset recognized from costs to fulfill a contract with customer

As of June 30, 2026, December 31, 2025 and June 30, 2025, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets and other noncurrent assets-others which amounted to NT$880 million, NT$1,186 million and NT$862 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)
Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2026			2025
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$7,089,109	$3,636,490	$10,725,599	$6,086,807	$2,567,773	$8,654,580
Labor and health insurance	324,593	135,075	459,668	312,190	118,240	430,430
Pension	444,536	142,446	586,982	381,147	124,762	505,909
Other employee benefit expenses	93,550	43,257	136,807	91,103	42,630	133,733
Depreciation	14,633,526	873,037	15,506,563	13,068,366	700,727	13,769,093
Amortization	309,506	390,203	699,709	325,490	379,897	705,387

	For the six-month periods ended June 30,
	2026			2025
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$13,554,441	$6,643,090	$20,197,531	$11,925,353	$5,031,688	$16,957,041
Labor and health insurance	655,237	275,628	930,865	643,679	243,256	886,935
Pension	866,997	279,445	1,146,442	768,675	251,657	1,020,332
Other employee benefit expenses	183,754	107,534	291,288	165,370	70,764	236,134
Depreciation	29,019,812	1,731,017	30,750,829	25,807,714	1,355,487	27,163,201
Amortization	620,566	790,919	1,411,485	641,469	765,199	1,406,668

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses; no less than 30% of the aforementioned profit as employees’ compensation should be allocated to entry-level employees. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the six-month periods ended June 30, 2026 and 2025. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2025 and 2024 were reported to the shareholders’ meeting on May 27, 2026 and May 28, 2025, respectively. The details of distribution were as follows:

	2025	2024
Employees’ compensation – Cash	$3,438,287	$4,509,603
Directors’ compensation	45,000	45,000

The aforementioned 2025 and 2024 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 25, 2026 and February 26, 2025.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)
Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2026	2025
Government grants	$565,746	$406,195
Rental income from property, plant and equipment	45,315	47,519
Gain on disposal of property, plant and equipment	25,937	4,702
Others	(104,284)	(49,533)
Total	$532,714	$408,883

	For the six-month periods ended June 30,
	2026	2025
Government grants	$1,044,448	$860,736
Rental income from property, plant and equipment	91,812	94,611
Gain on disposal of property, plant and equipment	36,708	24,331
Others	(83,693)	(108,575)
Total	$1,089,275	$871,103

(24)
Non-Operating Income and Expenses

a.
Other gains and losses

	For the three-month periods ended June 30,
	2026	2025
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$6,067,021	$(519,759)
Others	(12,662)	(1,986)
Total	$6,054,359	$(521,745)

	For the six-month periods ended June 30,
	2026	2025
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$8,193,073	$(1,084,467)
Others	(24,452)	(2,000)
Total	$8,168,621	$(1,086,467)

b.
Finance costs

	For the three-month periods ended June 30,
	2026	2025
Interest expenses
Bonds payable	$182,364	$111,514
Bank loans	93,430	159,458
Lease liabilities	45,321	48,488
Others	5,376	4,713
Financial expenses	35,670	36,182
Total	$362,161	$360,355

	For the six-month periods ended June 30,
	2026	2025
Interest expenses
Bonds payable	$385,797	$222,036
Bank loans	190,971	379,652
Lease liabilities	93,065	99,119
Others	10,728	9,521
Financial expenses	45,961	49,000
Total	$726,522	$759,328

(25)
Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2026
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$13,802,024	$-	$13,802,024	$(458,282)	$13,343,742
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	17,290,058	-	17,290,058	-	17,290,058
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(175,249)	-	(175,249)	(1,837)	(177,086)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	10,342	(504)	9,838	396	10,234
Total other comprehensive income (loss)	$30,927,175	$(504)	$30,926,671	$(459,723)	$30,466,948

	For the three-month period ended June 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(717,535)	$-	$(717,535)	$58,734	$(658,801)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(19,595)	-	(19,595)	-	(19,595)

	For the three-month period ended June 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(26,236,576)	$-	$(26,236,576)	$598,786	$(25,637,790)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(776,974)	-	(776,974)	18,239	(758,735)
Total other comprehensive income (loss)	$(27,750,680)	$-	$(27,750,680)	$675,759	$(27,074,921)

	For the six-month period ended June 30, 2026
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$15,493,369	$-	$15,493,369	$(597,021)	$14,896,348
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	20,893,367	-	20,893,367	-	20,893,367
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,071,396	-	5,071,396	(322,062)	4,749,334
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	138,695	(3,496)	135,199	(2,260)	132,939
Total other comprehensive income (loss)	$41,596,827	$(3,496)	$41,593,331	$(921,343)	$40,671,988

	For the six-month period ended June 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(134,140)	$-	$(134,140)	$56,281	$(77,859)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(577,819)	-	(577,819)	-	(577,819)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(21,539,923)	-	(21,539,923)	266,586	(21,273,337)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(673,246)	8	(673,238)	16,445	(656,793)
Total other comprehensive income (loss)	$(22,925,128)	$8	$(22,925,120)	$339,312	$(22,585,808)

(26)
Income Tax

a.
The major components of income tax for the three-month and six-month periods ended June 30, 2026 and 2025 were as follows:

i.
Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2026	2025
Current income tax expense (benefit):
Current income tax charge	$2,411,751	$1,223,016
Adjustments in respect of current income tax of prior periods	(163,627)	51,002
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	343,186	19,056
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	369,897	50,079
Deferred income tax related to changes in tax rates	-	(15,832)
Adjustment of prior year’s deferred income tax	981	(21,399)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	118	74
Income tax expense recorded in profit or loss	$2,962,306	$1,305,996

	For the six-month periods ended June 30,
	2026	2025
Current income tax expense (benefit):
Current income tax charge	$4,326,746	$2,597,330
Adjustments in respect of current income tax of prior periods	(161,728)	58,724
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	580,100	252,095
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	708,752	53,589
Deferred income tax related to changes in tax rates	(1,946,754)	(15,832)
Adjustment of prior year’s deferred income tax	(4,073)	(22,080)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(13,891)	(14,498)
Income tax expense recorded in profit or loss	$3,489,152	$2,909,328

ii.
Deferred income tax related to components of other comprehensive income (loss)

(i)
Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2026	2025
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(458,282)	$58,734

	For the six-month periods ended June 30,
	2026	2025
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(597,021)	$56,281

(ii)
Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2026	2025
Exchange differences on translation of foreign operations	$(1,837)	$598,786
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	396	18,239
Income tax related to items that may be reclassified subsequently to profit or loss	$(1,441)	$617,025

	For the six-month periods ended June 30,
	2026	2025
Exchange differences on translation of foreign operations	$(322,062)	$266,586
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(2,260)	16,445
Income tax related to items that may be reclassified subsequently to profit or loss	$(324,322)	$283,031

b.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2026, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2023, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2015.

c.
UMC’s branch in Singapore obtained tax incentives granted by the Singapore government in 2025. The incentive period will end in July 2035.

d.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions and was gradually coming into effect or implemented. There was no material impact on current income tax expense of the Company for the six-month periods ended June 30, 2026 and 2025.

e.
The Ministry of Finance of the Republic of China announced that the renewed “Agreement between the Taipei Representative Office in Singapore and the Singapore Trade Office in Taipei for the Elimination of Double Taxation with Respect to Taxes on Income and the Prevention of Tax Evasion and Avoidance” (the “Renewed Agreement”) entered into force on February 13, 2026 and will become effective on January 1, 2027. Pursuant to the transitional provisions of the Renewed Agreement, the tax-sparing clause provided as a preferential mechanism under the original agreement will cease to apply after three taxable years from the effective date of the Renewed Agreement. Consequently, the phase-out of such preferential tax treatments is expected to increase the Company’s effective income tax rate in future periods. Upon the substantive enactment of the Renewed Agreement in the current period, the Company recognized an increase in deferred tax assets of NT$1,947 million, reflecting higher tax credits expected to be available in future periods as compared to those prior to the enactment of the Renewed Agreement.

(27)
Earnings Per Share

a.
Earnings per share-basic

	For the three-month periods ended June 30,
	2026	2025
Net income attributable to the parent company	$42,259,962	$8,902,530
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,475,080	12,484,877
Earnings per share-basic (NTD)	$3.39	$0.71

	For the six-month periods ended June 30,
	2026	2025
Net income attributable to the parent company	$58,431,436	$16,679,271
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,483,099	12,484,830
Earnings per share-basic (NTD)	$4.68	$1.34

b. Earnings per share-diluted

	For the three-month periods ended June 30,
	2026	2025
Net income attributable to the parent company	$42,259,962	$8,902,530
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,475,080	12,484,877
Effect of dilution
Restricted stocks for employees	54,728	27,252
Employees’ compensation	11,845	21,953
Weighted-average number of ordinary shares after dilution (thousand shares)	12,541,653	12,534,082
Earnings per share-diluted (NTD)	$3.37	$0.71

	For the six-month periods ended June 30,
	2026	2025
Net income attributable to the parent company	$58,431,436	$16,679,271
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,483,099	12,484,830
Effect of dilution
Restricted stocks for employees	50,834	27,732
Employees’ compensation	27,323	54,175
Weighted-average number of ordinary shares after dilution (thousand shares)	12,561,256	12,566,737
Earnings per share-diluted (NTD)	$4.65	$1.33

(28)
Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2026:

			Non-cash changes
Items	As of January 1, 2026	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2026
Short-term loans	$8,408,772	$(5,602,160)	$371	$-	$2,806,983
Bonds payable (current portion included)	50,228,305	(5,505,410)	-	(5,082,575) (Note B)	39,640,320
Long-term loans (current portion included)	14,331,790	668,591	84,881	-	15,085,262
Lease liabilities	6,000,846	(420,478)	42,394	294,554 (Note C)	5,917,316
Guarantee deposits (current portion included)	40,867,857	(510,148)	316,543	-	40,674,252 (Note D)

For the six-month period ended June 30, 2025:

			Non-cash changes
Items	As of January 1, 2025	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2025
Short-term loans	$8,515,000	$(1,991,000)	$-	$-	$6,524,000
Bonds payable (current portion included)	30,051,568	5,200,000	-	91,913	35,343,481
Long-term loans (current portion included)	36,476,909	(14,793,750)	(648,154)	-	21,035,005
Lease liabilities	6,419,016	(410,117)	(216,330)	199,061 (Note C)	5,991,630
Guarantee deposits (current portion included)	42,874,494	(637,986)	(2,865,198)	-	39,371,310 (Note D)

Note A:
Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.
Note B:
Mainly due to the exercise of the exchange rights by bondholders of the outstanding exchangeable bonds. Please refer to Note 6(13) for the terms of exchange.
Note C:
Mainly due to the addition to lease properties.
Note D:
Guarantee deposits mainly consisted of deposits of capacity reservation.

7.
RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)
Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate
YANN YUAN INVESTMENT CO., LTD.	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
TRANSLINK CAPITAL PARTNERS I, L.P.	Associate (Note A)
PURIUMFIL INC.	Associate (Note B)
PHOTRONICS DNP MASK CORPORATION	Other related party (Note C)

Note A:
The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees. The investee was dissolved in April 2025.
Note B:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.
Note C:
Beginning from April 2026, the company is no longer considered a related party to the Company.

(2)
Significant Related Party Transactions

a.
Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2026	2025
Associates	$2,138,593	$1,224,314

	For the six-month periods ended June 30,
	2026	2025
Associates	$3,772,232	$1,898,469

Accounts receivable, net

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$670,556	$336,736	$438,502
ARTERY TECHNOLOGY CORPORATION, LTD.	208,672	76,840	135,349
ARTERY TECHOLOGY COMPANY	185,696	-	134
Others	-	15,943	-
Other associates	202,559	72,630	65,670
Total	$1,267,483	$502,149	$639,655

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days or net 30 - 60 days.

b.
Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month periods ended June 30, 2026 and 2025: None.

	Transaction underlying	Trading Volume (In thousands of shares)	For the six-month period ended June 30, 2026
			Purchase price
Associates	Stock of UNIMICRON	5,546	$643,299

Please refer to Note 6(7) for the relevant information.

For the six-month period ended June 30, 2025: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2026	2025
FARADAY TECHNOLOGY CORP.	$195,961	$90,863

	Purchase price
	For the six-month periods ended June 30,
	2026	2025
FARADAY TECHNOLOGY CORP.	$225,842	$107,697

c.
Others

Mask expenditure

	For the three-month periods ended June 30,
	2026	2025
Other related party	$-	$521,174

	For the six-month periods ended June 30,
	2026	2025
Other related party	$590,802	$1,212,572

Other payables of mask expenditure

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Other related party	$-	$780,692	$602,848

Cash dividends from investments accounted for under the equity method

Cash dividends from associates for the six-month periods ended June 30, 2026 and 2025 were NT$263 million and NT$248 million, respectively.

As of June 30, 2026, December 31, 2025 and June 30, 2025, cash dividends of NT$65 million, NT$619 million and NT$108 million, respectively, have not yet been received and were accounted for as other receivables.

d.
Key management personnel compensation

	For the three-month periods ended June 30,
	2026	2025
Short-term employee benefits	$168,856	$106,680
Post-employment benefits	644	578
Share-based payment	84,104	81,534
Others	94	87
Total	$253,698	$188,879

	For the six-month periods ended June 30,
	2026	2025
Short-term employee benefits	$726,345	$546,079
Post-employment benefits	10,761	1,202
Share-based payment	167,268	163,081
Others	186	178
Total	$904,560	$710,540

8.
ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
Items	June 30, 2026	December 31, 2025	June 30, 2025	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,016,774	$1,013,289	$1,011,903	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	248,061	248,061	237,051	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	25,589	25,589	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	4,516	-	-	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	39,533	39,533	46,533	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	222,530	219,450	204,610	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	65,452	69,303	3,882,123	Yuanta Commercial Bank, Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	386,752	501,090	2,803,080	Taiwan Cooperative Bank, Mega International Commercial Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank, KGI Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	-	-	242,629	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$2,027,854	$2,134,962	$8,511,526

9.
SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)
As of June 30, 2026, amounts available under unused letters of credit were NT$0.2 billion.

(2)
As of June 30, 2026, the Company entrusted financial institutions to open performance guarantee, mainly related to the contract liabilities, customs tax and electricity supply guarantee, amounting to NT$1.4 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.4 billion. As of June 30, 2026, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2026, these construction contracts amounted to approximately NT$18.2 billion and the portion of the contracts not yet recognized was approximately NT$12 billion.

(5)
The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

10.
SIGNIFICANT DISASTER LOSS

None.

11.
SIGNIFICANT SUBSEQUENT EVENTS

None.

12.
OTHERS

(1)
Categories of financial instruments

	As of
Financial Assets	June 30, 2026	December 31, 2025	June 30, 2025
Financial assets at fair value through profit or loss	$27,672,121	$18,153,916	$17,318,943
Financial assets at fair value through other comprehensive income	23,249,916	13,774,749	16,914,528
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	124,699,752	110,653,397	111,987,253
Receivables	40,355,190	33,731,393	33,936,793
Refundable deposits	1,683,944	1,643,661	1,660,450
Other financial assets	22,135,867	12,506,177	4,698,543
Total	$239,796,790	$190,463,293	$186,516,510

Financial Liabilities
Financial liabilities at fair value through profit or loss	$12,801	$57,163	$1,082,329
Financial liabilities measured at amortized cost
Short-term loans	2,806,983	8,408,772	6,524,000
Payables	75,447,957	45,297,553	75,691,792
Bonds payable (current portion included)	39,640,320	50,228,305	35,343,481
Long-term loans (current portion included)	15,085,262	14,331,790	21,035,005
Lease liabilities	5,917,316	6,000,846	5,991,630
Guarantee deposits (current portion included)	40,674,252	40,867,857	39,371,310
Total	$179,584,891	$165,192,286	$185,039,547

(2)
Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)
Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2026 and 2025 decreases/increases by NT$1,730 million and NT$427 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2026 and 2025 decreases/increases by NT$211 million and NT$608 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2026 and 2025 decreases/increases by NT$112 million and NT$162 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2026 and 2025 to decrease/increase by NT$9 million and NT$14 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2026 and 2025 by NT$583 million and NT$237 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the six-month periods ended June 30, 2026 and 2025 by NT$814 million and NT$688 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)
Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2026, December 31, 2025 and June 30, 2025, accounts receivable from the top ten customers represent 57%, 61% and 63% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)
Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2026
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$2,842,109	$-	$-	$-	$2,842,109
Payables	75,107,403	-	-	-	75,107,403
Bonds payable	6,451,322	25,085,578	9,984,261	-	41,521,161
Long-term loans	3,891,182	9,440,611	2,560,287	1,304	15,893,384
Lease liabilities	817,570	1,533,671	1,381,672	3,799,388	7,532,301
Guarantee deposits	629,206	19,081,785	18,178,491	2,784,770	40,674,252
Total	$89,738,792	$55,141,645	$32,104,711	$6,585,462	$183,570,610

	As of June 30, 2026
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Derivative financial liabilities
Forward exchange contracts
Gross settlement -inflow	$95,784	$-	$-	$-	$95,784
Gross settlement -outflow	(95,946)	-	-	-	(95,946)
Net settlement -outflow	(12,639)	-	-	-	(12,639)
Total	$(12,801)	$-	$-	$-	$(12,801)

	As of December 31, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,589,773	$-	$-	$-	$8,589,773
Payables	45,055,193	-	-	-	45,055,193
Bonds payable	17,033,209	25,278,203	7,958,238	2,104,403	52,374,053
Long-term loans	3,319,372	8,227,746	3,612,205	24,510	15,183,833
Lease liabilities	805,290	1,470,303	1,434,794	3,970,634	7,681,021
Guarantee deposits	1,061,929	19,143,652	13,847,566	6,814,710	40,867,857
Total	$75,864,766	$54,119,904	$26,852,803	$12,914,257	$169,751,730
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(2,512)	$-	$-	$-	$(2,512)

	As of June 30, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,649,869	$-	$-	$-	$6,649,869
Payables	75,503,162	-	-	-	75,503,162
Bonds payable	6,006,221	13,352,158	15,465,681	2,111,543	36,935,603
Long-term loans	4,143,277	8,931,923	8,080,190	1,382,013	22,537,403
Lease liabilities	788,213	1,423,813	1,379,884	4,055,685	7,647,595
Guarantee deposits	232,665	4,133,374	29,487,266	5,518,005	39,371,310
Total	$93,323,407	$27,841,268	$54,413,021	$13,067,246	$188,644,942

(6)
Foreign currency risk management

The Company entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by the Company are summarized as follows:

As of June 30, 2026

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 97 million	June 5, 2026 – July 29, 2026

As of December 31, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 22 million	December 8, 2025 – January 23, 2026

As of June 30, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 8 million	June 18, 2025 – July 9, 2025

(7)
Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.
Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$524,380	$720	$24,420	$549,520
Financial assets at fair value through profit or loss, noncurrent	12,443,750	24,600	14,654,251	27,122,601
Financial assets at fair value through other comprehensive income, current	-	-	-	-
Financial assets at fair value through other comprehensive income, noncurrent	16,288,130	-	6,961,786	23,249,916
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	12,801	-	12,801

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$468,010	$1,859	$98,652	$568,521
Financial assets at fair value through profit or loss, noncurrent	5,838,381	20,600	11,726,414	17,585,395
Financial assets at fair value through other comprehensive income, current	4,630,441	-	-	4,630,441
Financial assets at fair value through other comprehensive income, noncurrent	5,990,762	-	3,153,546	9,144,308
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,512	54,651	57,163

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$533,947	$2,062	$28,680	$564,689
Financial assets at fair value through profit or loss, noncurrent	5,606,609	18,800	11,128,845	16,754,254
Financial assets at fair value through other comprehensive income, current	6,398,188	-	-	6,398,188
Financial assets at fair value through other comprehensive income, noncurrent	7,371,417	-	3,144,923	10,516,340
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,082,329	1,082,329

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month periods ended June 30, 2026 and 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2026	$3,000,137	$3,841,074	$4,812,543	$98,652	$72,660	$11,825,066	$2,950,738	$202,808	$3,153,546
Recognized in profit (loss)	986,374	557,189	413,383	(11,532)	835	1,946,249	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	3,803,785	4,455	3,808,240
Acquisition	313,617	809,724	250,652	94,827	47,730	1,516,550	-	-	-
Disposal	(66,494)	(146)	-	(158,045)	-	(224,685)	-	-	-
Return of capital	-	-	(59,688)	-	-	(59,688)	-	-	-
Transfer out of Level 3	(398,850)	-	-	-	-	(398,850)	-	-	-
Exchange effect	6,220	31,863	35,288	518	140	74,029	-	-	-
As of June 30, 2026	$3,841,004	$5,239,704	$5,452,178	$24,420	$121,365	$14,678,671	$6,754,523	$207,263	$6,961,786

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2026	$54,651
Recognized in loss (profit)	773,016
Exercise of the exchange right	(827,667)
As of June 30, 2026	$-

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	237,560	(28,878)	(811,954)	(4,207)	(7,000)	(614,479)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(112,419)	(18,397)	(130,816)
Acquisition	93,440	95,547	220,588	30,976	-	440,551	-	-	-
Disposal	(5,690)	(1,539)	(62,531)	(30,976)	-	(100,736)	-	-	-
Return of capital	-	-	(2,261)	-	-	(2,261)	(160,659)	-	(160,659)
Transfer out of Level 3	(159,660)	-	-	-	-	(159,660)	-	-	-
Exchange effect	(72,343)	(192,970)	(266,979)	(2,387)	-	(534,679)	-	-	-
As of June 30, 2025	$3,101,490	$3,276,093	$4,673,310	$48,172	$58,460	$11,157,525	$2,958,440	$186,483	$3,144,923

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2025	$899,961
Recognized in loss (profit)	182,368
As of June 30, 2025	$1,082,329

The total profit (loss) of NT$1,972 million and NT$(585) million for the six-month periods ended June 30, 2026 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of nil and NT$(182) million for the six-month periods ended June 30, 2026 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of June 30, 2026
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 80%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2026 by NT$463 million and NT$367 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2026 by NT$513 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A

As of June 30, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2025 by NT$341 million and NT$283 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2025 by NT$227 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	58.84%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the six-month period ended June 30, 2025 by NT$0.05 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.05%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2025 by NT$81 million and NT$89 million, respectively.

b.
Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of June 30, 2026

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payable (current portion included)	$39,582,222	$39,017,206	$565,016	$-	$39,640,320
Long-term loans (current portion included)	15,085,262	-	15,085,262	-	15,085,262

As of December 31, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payable (current portion included)	$50,253,543	$44,541,910	$5,711,633	$-	$50,228,305
Long-term loans (current portion included)	14,331,790	-	14,331,790	-	14,331,790

As of June 30, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$35,327,319	$29,667,367	$5,659,952	$-	$35,343,481
Long-term loans (current portion included)	21,035,005	-	21,035,005	-	21,035,005

(8)
Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	June 30, 2026			December 31, 2025
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,333,794	31.79	$42,401,319	$1,006,030	31.35	$31,539,035
SGD:USD	287,780	0.7713	7,056,371	208,988	0.7764	5,086,811
JPY:USD	1,480,065	0.0061	287,723	4,852,832	0.0063	958,459
USD:JPY	89,644	162.45	2,830,987	121,249	156.54	3,769,498
USD:RMB	104,495	6.8109	3,319,389	93,934	7.0288	2,948,653
Non-Monetary items
USD:NTD	279,222	31.79	8,876,458	179,988	31.35	5,642,615
Financial Liabilities
Monetary items
USD:NTD	787,082	31.89	25,100,033	833,119	31.45	26,201,605
SGD:USD	178,358	0.7745	4,405,442	168,204	0.7797	4,124,630
JPY:USD	1,791,417	0.0062	355,595	5,809,127	0.0064	1,169,261
USD:JPY	55,271	162.45	1,782,294	58,281	156.54	1,849,302
USD:RMB	37,206	6.8109	1,194,554	36,432	7.0288	1,156,418

	As of
	June 30, 2025
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$964,173	29.23	$28,182,773
SGD:USD	192,841	0.7841	4,419,776
JPY:USD	7,436,139	0.0069	1,499,772
USD:JPY	103,373	144.82	3,018,042
USD:RMB	349,043	7.1586	10,157,038
Non-Monetary items
USD:NTD	193,972	29.23	5,669,791
Financial Liabilities
Monetary items
USD:NTD	815,181	29.33	23,909,249
SGD:USD	181,072	0.7876	4,182,827
JPY:USD	7,466,875	0.0070	1,533,024
USD:JPY	51,203	144.82	1,525,306
USD:RMB	155,384	7.1586	4,577,258

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)
Significant intercompany transactions among consolidated entities are disclosed in Attachment 1.

(10)
Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2026, December 31, 2025 and June 30, 2025 were as follows:

	As of
	June 30, 2026	December 31, 2025	June 30, 2025
Total liabilities	$222,048,583	$199,140,569	$211,098,060
Less: Cash and cash equivalents	(124,706,465)	(110,660,052)	(111,993,768)
Net debt	97,342,118	88,480,517	99,104,292
Total equity	443,924,300	379,855,440	337,045,506
Total capital	$541,266,418	$468,335,957	$436,149,798
Debt to capital ratios	17.98%	18.89%	22.72%

13.
ADDITIONAL DISCLOSURES

(1)
The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.
Financing provided to others for the six-month period ended June 30, 2026: Please refer to Attachment 2.

b.
Endorsement/Guarantee provided to others for the six-month period ended June 30, 2026: Please refer to Attachment 3.

c.
Significant securities held as of June 30, 2026 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2026: Please refer to Attachment 5.

e.
Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2026: Please refer to Attachment 6.

f.
Names, locations and related information of investees as of June 30, 2026 (excluding investment in Mainland China): Please refer to Attachment 7.

(2)
Investment in Mainland China

a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 8.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 and 5.

14.
OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2026

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$27,542,946	Net 60 days	21%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,865,649	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	563,399 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,763	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	3,852,381	Net 60 days	3%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	1,316,142	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	243,055	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	45,615	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	242,942	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	111,003	-	0%

Note 1: UMC and its subsidiaries are coded as follows: 1. UMC is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows: 1. The holding company to subsidiary. 2. Subsidiary to holding company. 3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
             For profit or loss items, cumulative balances are used as basis.

Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
             Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Receiving party
No.	Endorsor/Guarantor	Company name	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 4 (Significant securities held as of June 30, 2026) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					June 30, 2026
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
UNITED MICROELECTRONICS CORPORATION	Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	$380,800	1.05	$380,800	None
	Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	1,049,825	-	1,049,825	None
	Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,441,591	9.61	1,441,591	None
	Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	257,185	-	257,185	None
	Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	2,060,276	7.66	2,060,276	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	116,647	6.29	116,647	None
	Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	347,166	0.73	347,166	None
	Stock	DUNPIN NO.5 INNOVATION INVESTMENT CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,000	228,400	7.60	228,400	None
	Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	15,129	4,953,663	10.57	4,953,663	None
	Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	2,219,637	8.41	2,219,637	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	11,244,148	7.14	11,244,148	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,279	2,824,345	0.87	2,824,345	None
	Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	207,263	-	207,263	None
FORTUNE VENTURE CAPITAL CORP.	Stock	PUGA HOLDINGS LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	2	236,068	3.60	236,068	None
	Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,586	2,632,424	3.16	2,632,424	None
	Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,804	393,198	2.70	393,198	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489	2,852,818	1.81	2,852,818	None
	Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,235	389,818	1.23	389,818	None
	Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	284	571,857	0.70	571,857	None
	Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	360	241,200	0.21	241,200	None
	Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	331,781	0.02	331,781	None
	Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	757	190,740	-	190,740	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	166,376	-	166,376	None
	Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	339,168	-	339,168	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	134,483	-	134,483	None
	Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	1,585,395	7.00	1,585,395	None
TLC CAPITAL CO., LTD.	Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	748,908	8.18	748,908	None
	Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	593,887	0.77	593,887	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	121,301	-	121,301	None
	Stock-preferred stock	UVEYE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	602	210,896	-	210,896	None
	Stock-preferred stock	SILITH TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,978	313,848	-	313,848	None
	Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	757	190,740	-	190,740	None

ATTACHMENT 4 (Significant securities held as of June 30, 2026) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					June 30, 2026
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UMC CAPITAL CORP.	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	4,531	7.76	USD	4,531	None
	Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,749	5.03	USD	6,749	None
	Stock-preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	14,129	USD	8,247	-	USD	8,247	None
	Stock-preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	22,856	-	USD	22,856	None
	Stock-preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,542	USD	16,401	-	USD	16,401	None
	Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,485	USD	12,965	-	USD	12,965	None
	Stock-preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	176	USD	8,066	-	USD	8,066	None
	Stock-preferred stock	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,296	USD	6,827	-	USD	6,827	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	10,316	-	USD	10,316	None
	Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	8,998	-	USD	8,998	None
	Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,120	-	USD	12,120	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,701	-	USD	15,701	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,820	-	USD	2,820	None
	Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	19,928	-	USD	19,928	None

ATTACHMENT 5 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$27,542,946	28%	Net 60 days	N/A	N/A		$7,865,649	25%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,067,201	1%	Month-end 60 days	N/A	N/A		512,995	2%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		563,399	1%	Net 30 days	N/A	N/A		7,763	0%
ARTERY TECHNOLOGY COMPANY	Associate	Sales		547,075	1%	Month-end 60 days	N/A	N/A		182,171	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales		486,524	0%	Net 60 days	N/A	N/A		35,330	0%
SILICON INTEGRATED SYSTEMS CORP.	Associate	Sales		112,847	0%	Month-end 45 days	N/A	N/A		69,674	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	839,456	86%	Net 60 days	N/A	N/A	USD	242,349	82%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	118,472	12%	Net 60 days	N/A	N/A	USD	40,224	14%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	6,631	1%	Net 60 days	N/A	N/A	USD	2,609	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	5,808	1%	Net 60 days	N/A	N/A	USD	1,389	0%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	19,261,904	45%	Net 60 days	N/A	N/A	JPY	6,770,276	43%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	97,399	3%	Month-end 30 days	N/A	N/A	RMB	9,646	1%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	72,750	2%	Month-end 60 days	N/A	N/A	RMB	32,197	4%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales	RMB	56,394	2%	Month-end 60 days	N/A	N/A	RMB	33,329	4%
UMC GROUP (USA)	Associate	Sales	RMB	52,776	2%	Net 60 days	N/A	N/A	RMB	9,780	1%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$242,942	30%	Net 60 days	N/A	N/A		$111,003	46%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	30,346	2%	Month-end 30 days	N/A	N/A	RMB	6,730	2%

ATTACHMENT 6 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary		$-		$7,865,649		$39		$7,865,688	8.20		$387	Collection in subsequent period		$5,192,261		$4,126
FARADAY TECHNOLOGY CORPORATION	Associate		-		512,995		64,733		577,728	5.50		7,381	Collection in subsequent period		100,757		-
ARTERY TECHNOLOGY COMPANY	Associate		-		182,171		-		182,171	12.01		10,151	-		-		-

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	6,770,276	JPY	-	JPY	6,770,276	6.64	JPY	-	-	JPY	1,525,918	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	RMB	-	RMB	33,329	RMB	-	RMB	33,329	5.38	RMB	-	-	RMB	10,657	RMB	-
FARADAY TECHNOLOGY CORPORATION	Associate	RMB	-	RMB	32,197	RMB	-	RMB	32,197	6.05	RMB	-	-	RMB	-	RMB	-

WAVETEK MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate		$-		$111,003		$-		$111,003	5.10		$-	-		$30,622		$-

ATTACHMENT 7 (Names, locations and related information of investee companies as of June 30, 2026) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of June 30, 2026
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,766,561	$120,386	$120,386
	UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	188,928	4,736	4,736
	UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	103,500	93,663	100.00	6,212,281	1,044,651	1,044,651
	GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	39,402,942	2,575,138	2,575,138
	TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	456,394	100.00	5,424,827	501,334	501,334
	UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	50,501	1,461	1,461
	FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	676,102	100.00	14,705,232	5,541,703	5,541,703
	UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	27,299	713	713
	OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	886,413	(2,983)	(2,983)
	SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	114,781	(17,528)	(17,528)
	BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	52,279,216	3,257,733	3,257,733
	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	26,753,697	1,399,607	1,399,607
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	77.94	(100,728)	(435,127)	(340,514)
	MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(4,514)	-
	UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	686,546	367,153	154,204
	TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		886,559		943,148	123,642	40.00	769,186	221,652	88,661
	HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		299,169		307,448	1,069,271	36.49	34,229,937	58,127,989	21,209,726
	YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	259,468	26.78	30,303,137	9,650,857	2,584,048
	SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		3,527,742	92,648	18.08	9,169,636	103,177	18,198
	FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		572,891	35,963	13.80	3,048,043	302,262	33,927
	UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		3,419,134		2,775,835	204,424	12.85	17,813,795	18,157,914	2,261,743

ATTACHMENT 7 (Names, locations and related information of investee companies as of June 30, 2026) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of June 30, 2026
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$200,802		$100,752	17,758	95.37	$282,983	$25,149	$23,916
	UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14	128,687	2,048	515
	AMOESO CO., LTD.	Hsinchu City, Taiwan	3G/4G/5G Indoor Signal Coverage Solution		32,500		22,500	1,417	19.61	16,664	(20,367)	(1,955)
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.63	(284)	(435,127)	(2,744)
TLC CAPITAL CO., LTD.	SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	10,598	(1,579)	(1,579)
	HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00	308,837	180,098	72,039
TERA ENERGY DEVELOPMENT CO., LTD.	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	460	460	100.00	22,450	2,326	2,326
	MU-ONE ENERGY CO., LTD.	Hsinchu City, Taiwan	Sales of pollution control equipment		10,000		-	1,000	100.00	9,628	(372)	(372)
	MU-WELL ENERGY CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		10,000		-	1,000	100.00	9,946	(54)	(54)
	MU-SUN ENERGY CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		100,000		-	10,000	100.00	100,906	906	906
WAVETEK MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	2,735	(26)	(26)
BEST ELITE INTERNATIONAL LIMITED	INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	52,510,501	3,256,567	3,256,567
INFOSHINE TECHNOLOGY LIMITED	OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	52,510,501	3,256,567	3,256,567
OMNI GLOBAL LIMITED	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	56,155	2,682	2,682
	ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	684,144	(5,920)	(5,920)
GREEN EARTH LIMITED	UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	39,787,245	2,574,412	2,574,412

ATTACHMENT 8 (Investment in Mainland China as of June 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					Investment flows
Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2026	Outflow	Inflow	Accumulated outflow of investment from Taiwan as of June 30, 2026	Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying amount as of June 30, 2026	Accumulated inward remittance of earnings as of June 30, 2026
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$25,432 (USD 800)	(ii)SOARING CAPITAL CORP.	$25,432 (USD 800)	$-	$-	$25,432 (USD 800)	$(1,580)	100.00%	$(1,580) (iii)	$10,557	$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	14,337 (USD 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	14,623 (USD 460)	-	-	14,623 (USD 460)	2,330	100.00%	2,330 (iii)	22,208	164,227 (USD 5,166)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,670,360 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	643,748 (USD 20,250)	-	-	643,748 (USD 20,250)	1,684 (RMB 361)	25.14%	423 (RMB 91) (iii)	125,013 (RMB 26,804)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	14,669,427 (RMB 3,145,246)	(ii)OAKWOOD ASSOCIATES LIMITED	9,826,353 (USD 309,102)	-	-	9,826,353 (USD 309,102)	3,270,318 (RMB 701,183)	100% (Note 4)	3,270,318 (RMB 701,183) (ii)	51,571,382 (RMB 11,057,329)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	75,546,511 (RMB 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	48,804,453 (USD 1,535,214) (Note 5)	-	-	48,804,453 (USD 1,535,214) (Note 5)	4,131,129 (RMB 885,748)	100.00%	4,131,129 (RMB 885,748) (ii)	62,761,876 (RMB 13,456,663)	-

Accumulated investment in Mainland China as of June 30, 2026		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment
$59,314,609 (USD 1,865,826)		$89,564,892 (USD 2,817,392)		$266,352,149

Note 1 : The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. The amount of investment has been all remitted.
Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. The amount of investment has been all remitted.